   

FOR IMMEDIATE RELEASE
April 19, 2005
Media Contact: Betty Kennedy
609-625-5567
Investor Contact: Brian Shivery
302-429-3591

Atlantic City Electric Reaches Agreement on Rate Filing
Proposed Rate change will have minimal impact on customers

Mays Landing, NJ -- Atlantic City Electric Company announced today that it has reached an agreement with all parties to the proceeding before the New Jersey Board of Public Utilities (BPU) on the utility's 2003 filing for an increase in base rates. Atlantic City Electric Company is a subsidiary of Pepco Holdings, Inc. (NYSE:POM). The parties have agreed to allow Atlantic City Electric Company to amend its tariffs to provide an increase in base rates for electric distribution service and recovery of a portion of previously deferred restructuring costs related to the New Jersey Electric Discount and Energy Competition Act. The settlement must be approved by the BPU before it can take effect.

If the settlement is approved by the BPU, residential customers using an average of 750 kilowatt hours of electricity a month will see their bills increase about 17 cents per month. Certain large power customers will see a slight decrease in their bills.

The settlement agreement will allow for an increase in Atlantic City Electric Company's base rates of approximately $18.8 million, $2.8 million of which would come in the form of a Regulatory Asset Recovery Charge. However, this increase in base rate revenue will be offset by a base rate revenue decrease in a similar amount in total resulting from a change in the depreciation technique similar to what has been adopted by the BPU for other New Jersey electric utility companies. Additionally, Atlantic City Electric Company will be allowed to recover approximately $116.8 million of deferred restructuring-related costs over four years, including a portion of the $25.4 million of costs previously considered in a prior filing.

While the impact of this settlement will have a minimal impact to customers' rates and will be essentially revenue and cash neutral to Atlantic City Electric Company, the change will have a positive, annual, pre-tax earnings impact to Atlantic City Electric Company of approximately $20 million.

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Atlantic City Electric Company, a subsidiary of Pepco Holdings, Inc. (NYSE: POM), provides safe, reliable and affordable regulated electric service to more than 520,000 customers in southern New Jersey.